Exhibit 12.1

THE TRAVELERS COMPANIES, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended September 30,		Nine Months Ended September 30,
(in millions, except ratios)	2014	2013	2014	2013

Income before income taxes	$1,258	$1,177	$3,629	$3,574
Interest	93	91	277	269
Portion of rentals deemed to be interest	18	16	52	48
Income available for fixed charges	$1,369	$1,284	$3,958	$3,891

Fixed charges:
Interest	$93	$91	$277	$269
Portion of rentals deemed to be interest	18	16	52	48
Total fixed charges	$111	$107	$329	$317

Ratio of earnings to fixed charges	12.51	12.09	12.05	12.29

The ratio of earnings to fixed charges is computed by dividing income available for fixed charges by the fixed charges. For purposes of this ratio, fixed charges consist of that portion of rentals deemed representative of the appropriate interest factor.